EXHIBIT 13.2

       AGGREGATE TOTALS FOR THE PERIOD MAY 1, 2003 TO SEPTEMBER 30, 2003



                             SMHL GLOBAL FUND NO. 4


For Distribution Date:                                09/30/2003
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
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                                               Beginning
                        Original                 Period                Principal             Interest               Total
Class                    Balance            Invested Amount          Distribution          Distribution          Distribution
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

A                  USD 1,000,000,000.00     USD 1,000,000,000.00     USD 76,290,611.80      USD 2,932,500.00    USD 79,223,111.80
B                     AUD 30,000,000.00        AUD 30,000,000.00              AUD 0.00        AUD 311,696.63       AUD 311,696.63


                   ----------------------------------------------
                          Ending                 Outstanding
                          Period                  Principal
                     Invested Amount               Balance
                   ----------------------------------------------

                     USD 923,709,388.20       USD 923,709,388.20
                      AUD 30,000,000.00        AUD 30,000,000.00
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                                Bond                  Current Pass
Class                          Factor                 Through Rates*
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

A                          $0.923709388                 1.53000%      * Based on a LIBOR of:        1.31000%
B                          $1.000000000                 5.49610%      * Based on a BBSW of:         4.79610%
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AMOUNTS PER $1,000 UNIT
-----------------------
                                                                                               Ending
                           Principal                 Interest                Total             Period
Class                    Distribution              Distribution          Distribution          Balance
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

A                       USD 94.59061162           USD 2.93250000       USD 97.52311162      USD 905.40938838
B                         AUD 0.0000000           AUD 10.3898877        AUD 10.3898877     AUD 1,000.0000000
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QUARTERLY PRINCIPAl        Scheduled                                                            Insurance
DISTRIBUTION               Principal             Prepayments            Liquidations            Proceeds               Total
                       -----------------------------------------------------------------------------------------------------------

Class A                USD 5,468,426.33        USD 89,122,185.29              USD 0.00              USD 0.00    USD 94,590,611.62

Per $1000 unit           USD 5.46842633          USD 89.12218529        USD 0.00000000        USD 0.00000000      USD 94.59061162
Class B                   AUD 0.0000000            AUD 0.0000000         AUD 0.0000000         AUD 0.0000000        AUD 0.0000000
Per $1000 unit            AUD 0.0000000            AUD 0.0000000         AUD 0.0000000         AUD 0.0000000        AUD 0.0000000
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COLLATERAL DISTRIBUTIONS                         Current Period        Since Inception       Current Period      Since Inception
                                            --------------------------------------------------------------------------------------

Beginning Collateral Balance                AUD 1,669,344,262.00  AUD 1,669,344,262.00  USD 1,018,299,999.82 USD 1,018,299,999.82
-Scheduled Principal Payments                       8,964,633.32          8,964,633.32          5,468,426.33         5,468,426.33
-Unscheduled Principal Payments                   155,377,027.57        155,377,027.57         94,779,986.81        94,779,986.81
+Principal Redraws                                  9,275,084.47          9,275,084.47          5,657,801.53         5,657,801.53
-Insurance Proceeds                                         0.00                  0.00                  0.00                 0.00
-Liquidation Proceeds                                       0.00                  0.00                  0.00                 0.00
-Realized Losses from Liquidations                          0.00                  0.00                  0.00                 0.00
                                            --------------------------------------------------------------------------------------
Ending Collateral Balance                   AUD 1,514,277,685.58  AUD 1,514,277,685.58    USD 923,709,388.20   USD 923,709,388.20
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OUTSTANDING MORTGAGE INFORMATION                   Period            Since Inception           Period          Since Inception
                                            --------------------------------------------------------------------------------------

Outstanding Principal Balance - Fixed
   rate housing loans                         AUD 183,369,792.40    AUD 184,563,204.01    USD 111,855,573.36   USD 112,583,554.44
Outstanding Principal Balance -Variable
   rate housing loans                       AUD 1,360,907,893.18  AUD 1,484,781,058.00    USD 830,153,814.84   USD 905,716,445.38
                                            --------------------------------------------------------------------------------------
Total Outstanding Principal Balance         AUD 1,544,277,685.58  AUD 1,669,344,262.00    USD 942,009,388.20 USD 1,018,299,999.82
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QUARTERLY INTEREST COLLECTIONS WATERFALL                                                          AUD                  USD
                                                                                           ---------------------------------------
Interest Collections
Gross Interest Income Received from Mortgages                                              AUD 18,078,518.40    USD 11,027,896.23
Payments from / (to) Fixed / Floating Swap Provider                                              (575,092.42)         (350,806.38)
Payments from / (to) Currency Swap Provider                                                   (11,187,978.89)       (6,824,667.12)
Interest Income received from Cash holdings                                                       427,465.35           260,753.86
Principal Draws                                                                                         0.00                 0.00
Liquidity Facility Draws                                                                                0.00                 0.00
                                                                                            --------------------------------------
Net proceeds available for Interest Waterfall                                               AUD 6,742,912.44     USD 4,113,176.59
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DISTRIBUTION OF INTEREST COLLECTIONS

Trustee's fee and Expenses                                                                  AUD 1,594,175.18     USD   972,446.86
Interest Carryforward paid to A                                                                         0.00                 0.00
Current Interest due to A                                                                      15,995,355.94         9,757,167.12
Payments from swap provider due to A                                                          (11,187,978.89)       (6,824,667.12)
Interest Carryforward paid to Class B                                                                   0.00                 0.00
Current Interest due to Class B                                                                   318,528.34           194,302.29
Other                                                                                               8,489.85             5,178.81
Deposit into Cash Collateral Account                                                                    0.00                 0.00
Reimbursement of Principal Draws                                                                        0.00                 0.00
                                                                                            --------------------------------------
Total Distributions of Interest Collections                                                 AUD 6,728,570.42     USD 4,104,427.95
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Outstanding Deferred Management Fees                                                           AUD 14,342.02         USD 8,748.63
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

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QUARTERLY PRINCIPAL COLLECTIONS WATERFALL             Period            Since Inception           Period          Since Inception
                                              ------------------------------------------------------------------------------------
PRINCIPAL COLLECTIONS
Principal Collections from outstanding
   mortgage loans                             AUD 164,341,660.89    AUD 164,341,660.89   USD 100,248,413.14   USD 100,248,413.14
Principal Redraws from outstanding
   mortgage loans                                  (9,275,084.47)        (9,275,084.47)       (5,657,801.53)       (5,657,801.53)
Recoveries from previously charged off
   mortgage loans                                           0.00                  0.00                 0.00                 0.00
Other                                                       0.00                  0.00                 0.00                 0.00
Less:  Principal Draws for Interest Waterfall               0.00                  0.00                 0.00                 0.00
Plus:  Reimbursement of Principal Draws from
   Interest Waterfall                                       0.00                  0.00                 0.00                 0.00
                                              -----------------------------------------------------------------------------------
Net proceeds available for Principal
   Waterfall                                  AUD 155,066,576.42    AUD 155,066,576.42    USD 94,590,611.62    USD 94,590,611.62
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
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OUTSTANDING SHORTFALLS AND CHARGEOFFS                                        Period                Period
                                                                        -------------------------------------

Principal Draws for Interest Waterfall                                        AUD 0.00             USD 0.00
Class A Interest Shortfall                                                        0.00                 0.00
Accrued Interest on Class A Interest Shortfall                                    0.00                 0.00
Class B Interest Shortfall                                                        0.00                 0.00
Accrued Interest on Class B Interest Shortfall                                    0.00                 0.00
Class A Charge Offs                                                               0.00                 0.00
Class A Carry Over Charge Offs                                                    0.00                 0.00
Class B Charge Offs                                                               0.00                 0.00
Class B Carry Over Chrage Offs                                                    0.00                 0.00
Redraw Charge Offs                                                                0.00                 0.00
Redraw Carry Over Charge Offs                                                     0.00                 0.00
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REALIZED LOSS INFORMATION                                Period            Since Inception         Period          Since Inception
                                                       ---------------------------------------------------------------------------

Realized Loss on Class A Bonds before
   Mortgage insurance                                   AUD 0.00              AUD 0.00             USD 0.00             USD 0.00
Realized Loss on Class B Bonds before
   Mortgage insurance                                   AUD 0.00              AUD 0.00             USD 0.00             USD 0.00
Realized Loss on Redraw Funding Facility
   before Mortgage insurance                            AUD 0.00              AUD 0.00             USD 0.00             USD 0.00
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Realized Loss on Class A Bonds after
  Mortgage insurance                                   AUD 0.00              AUD 0.00              USD 0.00             USD 0.00
Realized Loss on Class B Bonds after
  Mortgage insurance                                   AUD 0.00              AUD 0.00              USD 0.00             USD 0.00
Realized Loss on Redraw Funding Facility
   after Mortgage insurance                            AUD 0.00              AUD 0.00              USD 0.00             USD 0.00
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CASH COLLATERAL ACCOUNT                                                                                 AUD                  USD
                                                                                           ---------------------------------------

Beginning Cash Collateral Account Balance                                                  AUD 4,173,361.00     USD 2,545,750.21
+ Interest Earned on Cash Collateral Account                                                      17,306.29            10,556.84
+ Deposit from Interest Collections Waterfall                                                          0.00                 0.00
-Current Period's Cash Collateral Account Draws                                                        0.00                 0.00
-Current Period's Release to cash collateral provider                                             17,306.29            10,556.84
                                                                                           -------------------------------------
Ending Cash Collateral Account Balance                                                     AUD 4,173,361.00     USD 2,545,750.21
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Required Cash Collateral Account Balance                                                   AUD 3,785,694.21     USD 2,309,273.47
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DELINQUENCY INFORMATION                           # of Loans        Percentage of Pool       Loan Balance          % of Pool
                                                  --------------------------------------------------------------------------

31-60 Days                                             9                   0.08%             1,256,642.49            0.08%
61-90 Days                                             0                   0.00%                      -              0.00%
90+ Days (excluding Loans in Foreclosures)             0                   0.00%                      -              0.00%
Loans in Foreclosure                                   0                   0.00%                      -              0.00%

                                                  -------------------------------------------------------------------------
Total                                                  9                   0.08%             1,256,642.49            0.08%
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Prepayment Information                     Three Month CPR            Life

                                                 25.29%              25.29%
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